Filed by GigCapital3, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-39283

Subject Company: Lightning Systems, Inc.

GigCapital3 Announces Effectiveness of Registration Statement and Special Meeting Date for Proposed Business Combination with Lightning eMotors

•	Special meeting of GigCapital3’s stockholders to approve the proposed business combination with Lightning eMotors to be held on April 21, 2021

•	Following closing, combined company stock and warrants will trade under the ticker symbols “ZEV” and “ZEV.WS”, respectively

•	GigCapital3’s stockholders as of March 15, 2021 should submit their vote by April 20, 2021. For more information regarding how to vote, please visit www.virtualshareholdermeeting.com/GIK2021SM

Palo Alto, CA and Loveland, CO – March 26, 2021 – GigCapital3, Inc. (“GigCapital3”) (NYSE: GIK) announced today that the U.S. Securities and Exchange Commission (the “SEC”), has declared effective its Registration Statement on Form S-4 (as amended, the “Registration Statement”), which includes a definitive proxy statement/prospectus in connection with GigCapital3’s special meeting of stockholders (the “Special Meeting”) to consider the previously announced proposed business combination with Lightning eMotors (“Lightning eMotors”). Additionally, GigCapital3 today announced that it has set a record date of March 15, 2021 (the “Record Date”) and a meeting date of April 21, 2021 for its Special Meeting.

“We are thrilled to reach this critical milestone in the merger process, and with approval from GigCapital3 stockholders, look forward to successfully completing the proposed merger, enabling the Lightning eMotors team to continue building the industry leading zero-emission commercial EV company. The GigCapital team stays true to our Mentor Investor mission partnering with the exceptional management team of Lightning eMotors through the IPO and beyond, as we continue to build together a solid company to last,” said Dr. Raluca Dinu, founding managing partner of GigCapital Global and board member of GigCapital3.

Tim Reeser, Co-Founder and CEO of Lightning eMotors added, “Lightning eMotors has maintained remarkable momentum since we announced the proposed business combination in December. Most notably, we recently announced our partnership with DHL US to supply nearly 100 zero emission last-mile delivery vehicles, nine of which have been in service and performing well in Manhattan since December. Additionally, we entered into a partnership with ABC Companies, pursuant to which we delivered our first all-electric motorcoach and received an order for 200 additional electric vehicles, including Class 3 transit passenger vans, Class 4 and Class 5 shuttle buses, and Class 7 transit buses. We also introduced a new model of our popular Class 3 Lightning Electric Transit Van and added 107,000 square feet of space to our Loveland facility to increase production capacity to meet growing demand for our products. We have bolstered our management team, making several key hires, all of whom have deep industry experience and an engineering background. Now that we have strong political tailwinds, we are more excited than ever about the future of Lightning eMotors and look forward to closing our planned merger later this month.”

GigCapital3 Stockholder Vote

GigCapital3’s stockholders of record at the close of business on the Record Date are entitled to receive notice of the Special Meeting and to vote the shares of common stock of GigCapital3 owned by them at the Special Meeting. The Special Meeting will be completely virtual. In connection with the Special Meeting, GigCapital3’s stockholders that wish to exercise their redemption rights must do so no later than 5:00 p.m. Eastern Time on April 19, 2021 by following the procedures specified in the definitive proxy statement/prospectus for the Special Meeting. There is no requirement that stockholders affirmatively vote for or against the business combination at the Special Meeting in order to redeem their shares for cash.

As announced previously, the business combination will result in Lightning eMotors becoming a direct wholly-owned subsidiary of GigCapital3. GigCapital3 will be renamed “Lightning eMotors Inc.” upon completion of the business combination, and its common stock and warrants are expected to be traded on the New York Stock Exchange under the new symbols “ZEV” and “ZEV.WS”, respectively. At the closing of the business combination, each GigCapital3 unit will separate into its components consisting of one share of GigCapital3 common stock and three-quarters of one warrant and, as a result, will no longer trade as a separate security.

The Record Date determines the holders of GigCapital3’s common stock entitled to receive notice of and to vote at the Special Meeting, and at any adjournment or postponement thereof, whereby stockholders will be asked to approve and adopt the business combination, and such other proposals as disclosed in the definitive proxy statement included in the Registration Statement. If the business combination is approved by GigCapital3 stockholders, GigCapital3 anticipates closing the business combination shortly after the Special Meeting, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

The Special Meeting will take place at 10:00 a.m., Pacific Time, on April 21, 2021 via a virtual meeting at the following address: www.virtualshareholdermeeting.com/GIK2021SM. GigCapital3 stockholders entitled to vote at the Special Meeting will need the 16-digit meeting control number that is printed on their respective proxy cards to enter the Special Meeting. GigCapital3 recommends that its stockholders wishing to vote at the Special Meeting log in at least 15 minutes before the Special Meeting starts. Please note that GigCapital3 stockholders will not be able to attend the Special Meeting in person. GigCapital3 encourages its stockholders entitled to vote at the Special Meeting to vote their shares via proxy in advance of the Special Meeting by following the instructions on the proxy card.

A list of GigCapital3 stockholders entitled to vote at the Special Meeting will be open to the examination of any GigCapital3 stockholder, for any purpose germane to the Special Meeting, during regular business hours for a period of ten calendar days before the Special Meeting.

About Lightning eMotors

Lightning eMotors has been providing specialized and sustainable fleet solutions since 2009, deploying complete zero-emission-vehicle (ZEV) solutions for commercial fleets since 2018 – including Class 3 cargo and passenger vans, Class 4 and 5 cargo vans and shuttle buses, Class 6 work trucks, school buses, Class 7 city buses, and Class A motor coaches. The Lightning eMotors team designs, engineers, customizes and manufactures zero-emission vehicles to support the wide array of fleet customer needs including school buses and ambulances, with a full suite of telematics, analytics and charging solutions to simplify the buying and ownership experience and maximize uptime and energy efficiency. To learn more, visit https://lightningemotors.com.

About GigCapital Global and GigCapital3, Inc.

GigCapital Global (“GigCapital”) is a Private-to-Public Equity (PPE) technology, media, and telecommunications (TMT) focused investment group led by an affiliated team of technology industry corporate executives and entrepreneurs, and TMT operational and strategic experts in the private and public markets, including substantial, success-proven M&A and IPO activities. The group deploys a unique Mentor-Investors™ methodology to partner with exceptional TMT companies, managed by dedicated and experienced entrepreneurs. GigCapital was launched in 2017 with the vision of becoming the lead franchise in incepting and developing TMT Private-to-Public Equity (PPE) companies. For more information, visit www.gigcapitalglobal.com or https://www.GigCapital3.com/.

GigCapital3, Inc. is one of GigCapital’s Private-to-Public Equity (PPE) companies.

“Private-to-Public Equity (PPE)” and “Mentor-Investor” are trademarks of GigFounders, LLC, used pursuant to agreement.

Additional Information and Where to Find It

In connection with the proposed business combination, GigCapital3 filed the Registration Statement with the SEC, which includes the definitive proxy statement to be distributed to holders of GigCapital3’s common stock in connection with GigCapital3’s solicitation of proxies for the vote by GigCapital3’s stockholders with respect to the business combination and other matters as described in the Registration Statement and a prospectus relating to the offer of the securities to be issued to the equity holders of Lightning eMotors in connection with the business combination. The Registration Statement was declared effective by the SEC on March 26, 2021 and the definitive proxy statement/prospectus and other relevant documents will be mailed to GigCapital3’s stockholders as of the Record Date. GigCapital3’s stockholders and other interested persons are advised to read the definitive proxy statement / prospectus, in connection with GigCapital3’s solicitation of proxies for the Special Meeting to be held to approve, among other things, the business combination, because these documents contain important information about GigCapital3, Lightning eMotors and the business combination. Stockholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the business combination and other documents filed with the SEC by GigCapital3, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital3, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

Lightning eMotors, GigCapital3 and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from GigCapital3’s stockholders in connection with the business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of GigCapital3’s stockholders in connection with the business combination, including a description of their direct and indirect interests, is set forth in the Registration Statement filed with the SEC. You can find more information about GigCapital3’s directors and executive officers in the Registration Statement. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements regarding the business combination between GigCapital3 and Lightning eMotors and its closing, and the expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the business combination, the future business plans of the Lightning eMotors and GigCapital3 management teams, and Lightning eMotors’ revenue growth and financial performance, facilities, product expansion, services and product shipments and capabilities. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on certain assumptions and analyses made by the management of GigCapital3 and/or Lightning eMotors in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on Lightning eMotors and GigCapital3 as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting Lightning eMotors or GigCapital3 will be those that the parties have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the GigCapital3 stockholders will approve the business combination with Lightning eMotors, the ability of the post-combination company to meet the NYSE listing standards, product and service acceptance and that Lightning eMotors will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of GigCapital3’s filings with the SEC, and in GigCapital3’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to GigCapital3 and/or Lightning eMotors as of the date hereof, and GigCapital3 and Lightning eMotors assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Contacts

For GigCapital3 Investor / Media Relations:

Brian Ruby, ICR

Brian.ruby@icrinc.com

For Lightning eMotors

Investors:

InvestorRelations@lightningemotors.com

Media:

PressRelations@lightningemotors.com

Additional Information and Where to Find It

GigCapital3 filed an amended registration statement on Form S-4 (File No. 333-251862), which includes a prospectus with respect to Lightning eMotors’ securities to be issued in connection with the business combination and a proxy statement with respect to GigCapital3’s stockholder meeting to vote on the business combination (as amended, the “GigCapital3 proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Lightning eMotors and GigCapital3 urge investors and other interested persons to read the GigCapital3 proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the business combination. The GigCapital3 proxy statement/prospectus and other relevant materials for the business combination will be mailed to stockholders of GigCapitl3 as of the record date established for voting on the business combination.

Stockholders may also obtain a copy of the preliminary proxy statement/prospectus as well as other documents filed with the SEC by GigCapital3, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital3, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

Lightning eMotors, GigCapital3 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital3’s stockholders in respect of the proposed business combination and related transactions. Information regarding GigCapital3’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on May 15, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combination and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.